State of Delaware
Secretary of State
Division of Corporations
Delivered 11:03 AM 10/28/2005
FILED 10:59 AM 10/28/2005
SRV 050882334 - 4052327 FILE

Certificate of Formation

OF

ERA HELICOPTERS (MEXICO) LLC

FIRST

The name of the limited liability company is Era Helicopters (Mexico) LLC.

SECOND

The address of its Registered Agent in the State of Delaware is Suite 804, 1220 N. Market Street in the City of Wilmington, County of New Castle. The name of its Registered Agent at such address is Registered Agents, Ltd.

THIRD

The purpose of the limited liability company shall be to engage in any lawful act or activity for which a limited liability company may be formed under the Limited Liability Company law of the State of Delaware.

FOURTH

The limited liability company shall have perpetual existence.

FIFTH

Management of the limited liability company is vested in the member(s) in accordance with their ownership interests, unless this is varied by the operating agreement. A limited liability company member may not assign, either wholly or partially, the right to participate in management without the written consent of all limited liability company member(s). From this day hence, the undersigned has fulfilled the duties of Organizer and relinquishes all further duties to the initial Member(s) of Era Helicopters (Mexico) LLC. The initial member(s) of the limited liability company shall be:

Offshore Aviation Inc.

SIXTH

The name and mailing address of the person forming this limited liability company at the instruction of its member(s) is Registered Agents, Ltd., whose mailing address is Suite 804, 1220 N. Market Street, Wilmington, DE 19801.

In Witness Whereof, the undersigned has executed this Certificate of Formation of Era Helicopters (Mexico) LLC on this twenty-eighth day of October, 2005.

Registered Agents, Ltd.

By: ______________________
Nicole Saunders
Incorporating Specialist

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